

December 21, 2012

Via E-mail
Aurelio Alemán
President and Chief Executive Officer
First Bancorp.
1519 Ponce de León Avenue, Stop 23
Santurce, Puerto Rico 00908

> **Re: First Bancorp.**
> **Form 10-K for Fiscal Year ended December 31, 2011**
> **Filed March 13, 2012**
> **Form 10-Q for Fiscal Quarter ended September 30, 2012**
> **Filed November 9, 2012**
> **File No. 001-14793**

Dear Mr. Alemán:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Note 13 – Non-Consolidated Variable Interest Entities and Servicing Assets, page F-48

1. We note your disclosure in footnote one to the table on page F-50 which states that you repurchased $38.7 million and $79.3 million in principal balance of loans serviced for others during 2011 and 2010, respectively. We also note disclosure on page F-36 in footnote two where you disclose that as of December 31, 2011 you had $66.4 million of defaulted loans collateralizing Ginnie Mae (GNMA) securities for which you had the unconditional option

(but not an obligation) to repurchase the defaulted loans. Please tell us and revise future filings to disclose your recourse provision recorded, if any, related to the potential repurchases of either loan sales or securitized GNMA securities as of September 30, 2012 and December 31, 2011. Please include a discussion of the key input(s) you considered in determining the provisions to record. If you have not recorded any provision related to potential repurchases, please tell us how you made this determination.

2. As a related matter, we note disclosure on page 18 of your Form 10-Q for the period ended September 30, 2012 that there are $6.1 million of defaulted loans collateralizing GNMA securities for which you have an unconditional option (but not obligation) to repurchase. Please provide us with an explanation of the reasons for the decrease to these defaulted loans since December 31, 2011 along with a further understanding of your option or obligation to repurchase these securities.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Note 6 – Loans Held for Investment, page 17

3. We note in the table on page 18 your aging of the loans held for investment loan portfolio as of September 30, 2012 and December 31, 2011. We also note footnote three to these tables where you disclose that you exclude residential mortgage, commercial mortgage, and construction loans from the table until they are in arrears two or more payments. Please revise your footnote disclosure in future filings to quantify these amounts excluded from these tables for each period presented.

Acquired Loans Including Purchased Credit-Impaired Loans, page 23

4. We note your disclosure that on May 30, 2012 you re-entered the credit card business with the acquisition of an approximate $406 million portfolio of FirstBank-branded credit card portfolio from FIA Card Services. Please address the following:

   • We note disclosure on page 50 of your Form 10-K for the fiscal year ended December 31, 2011 of your deleveraging, de-risking and balance sheet repositioning strategies. Please tell us and revise future filings to explain in further detail the reasons for the acquisition of this portfolio and how it is consistent with your deleveraging strategies.
   • We note disclosure on page 64 the increase to your provision for consumer loans mainly related to an allowance build for the credit cards portfolio. Since you have re-entered the credit card business, please tell us and consider revising future filings to discuss how you are determining the allowance for loan losses on this portfolio. Please also clarify if the allowance build recorded during the three-months ended September 30, 2012 relates to new purchases on these credit cards or whether the provisions reflect additional credit losses in excess of the expected loan losses recorded upon the acquisition of this loan portfolio.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John A. Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief